12670 High Bluff Drive
San Diego, California 92130
Tel: +1.858.523.5400 Fax: +1.858.523.5450
www.lw.com
FIRM / AFFILIATE OFFICES
Beijing	Moscow
Boston	Munich
Brussels	New York
Century City	Orange County
Chicago	Paris
Dubai	Riyadh
Düsseldorf	San Diego
Frankfurt	San Francisco
Hamburg	Seoul
Hong Kong	Shanghai
Houston	Silicon Valley
London	Singapore
Los Angeles	Tokyo
Madrid	Washington, D.C.
Milan

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Tyra Biosciences, Inc.

[* * *] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Tyra Biosciences, Inc. with respect to this letter.

August 20, 2021

VIA EDGAR

Mr. Dillon Hagius

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Tyra Biosciences, Inc. | Anticipated Price Range

Registration Statement on Form S-1 (File No. 333-258970)

Dear Mr. Hagius:

Rule 83 Confidential Treatment Requested by Tyra Biosciences, Inc.

On behalf of Tyra Biosciences, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 25, 2021 (the “Comment Letter”), relating to the Company’s draft Registration Statement on Form S-1 confidentially submitted to the Commission on May 28, 2021, and which was subsequently updated by the Company with a Registration Statement on Form S-1 filed with the Commission on August 20, 2021 (the “Registration Statement”), we are submitting this supplemental letter to further address Comment No. 4 of the Comment Letter. This letter is furnished supplementally on behalf of the Company. To assist the Staff in its review, the Company advises the Staff that it presently estimates, based in part on information received by the lead underwriters, that the public offering price per share for the offering pursuant to the Registration Statement will be between $[***] and $[***] (without giving effect to any stock split that the Company will effect prior to the offering, the “Preliminary Price Range”), considering information currently available and current market conditions. For clarity, the Company advises the Staff that, given the volatility of the public trading markets and the uncertainty of the timing

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

of the offering, the Company and the lead underwriters have not yet finally agreed to a price range for the offering. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement, after giving effect to an appropriate stock split, will include a price range of no more than $2.00 or 20% of the low end of the range, unless otherwise approved by the Staff.

Common Stock Valuation Methodologies

The Company has historically determined the fair value of its Common Stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). In addition, the Company’s Board of Directors (the “Board”) considered numerous objective and subjective factors, along with input from management and independent third-party valuations, to determine the fair value of the Company’s Common Stock as further disclosed on pages 96-97 of the Registration Statement.

Based on the Company’s early stage of development, the difficulty in predicting the range of specific outcomes (and their likelihood) and other relevant factors, the Company determined that an Option Pricing Method (“OPM”) was the most appropriate method for allocating its enterprise value to determine the estimated fair value of its Common Stock for valuation dates prior to March 2021. The OPM treats a company’s security classes as call options on total equity value, with exercise prices based on the relative seniority of payments among such security classes. The value of junior equity interests under the OPM is based on the value of optionality over-and-above the value of securities that are senior to them in the capital structure. In addition, as a result of the closings of the Company’s Series A convertible preferred stock financing in January 2020, in these valuations conducted prior to March 2021, the Company used the backsolve method to determine equity value in the OPM scenario. The backsolve method is a market approach that derives an implied total equity value from the sale price of the Company’s equity securities in a recent arm’s length transaction.

For valuations performed after March 2021, the Company used the Hybrid Method which takes into account a Probability-Weighted Expected Return Method (“PWERM”) and OPM depending on the scenario, as the Company had better visibility into the timing of a potential initial public offering (“IPO”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each share class. In addition, as a result of the closing of the Company’s Series B convertible preferred stock financing in March 2021, the Company used the backsolve method to determine equity value in the OPM scenario in these valuations.

In order for the Board to determine the estimated fair value of the Common Stock, the Company obtained independent third-party valuations of the Common Stock as of January 6, 2020 (the “January 6, 2020 Valuation”), as of February 12, 2021 (the “February 12, 2021 Valuation”) and as of March 5, 2021 (the “March 5, 2021 Valuation”), all of which used the OPM backsolve method. The Company also obtained independent third-party valuations of the Common Stock as of May 28, 2021 (the “May 28, 2021 Valuation”) and as of June 18, 2021 (the “June 18, 2021 Valuation”), which utilized the Hybrid Method.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

Recent Stock Option Grants

The Company granted the following stock option awards since January 1, 2020:

Date of Grant	Numbers of Shares Subject to Stock Options Granted	Exercise Price Per Share of Common Stock	Estimated Fair Value Per Share of Common Stock at Grant Date
January 27, 2020	426,241	$1.58	$1.58
March 11, 2020	3,024	$1.58	$1.58
March 26, 2020	10,508	$1.58	$1.58
May 27, 2020	21,090	$1.58	$1.58
August 20, 2020	36,113	$1.58	$1.58
November 11, 2020	93,465	$1.58	$1.58
December 22, 2020	77,395	$1.58	$1.58
February 17, 2021	2,364	$2.57	$2.57
March 10, 2021	669,137	$5.83	$5.83
June 2, 2021	58,795	$19.86	$19.86
June 24, 2021	73,951	$27.91	$27.91

Grant Date Fair Value Determinations

January 6, 2020 Valuation and January 27, 2020 – December 22, 2020 Stock Option Grants

From January 27, 2020 to December 22, 2020, the Company granted stock options to purchase a total of 667,836 shares of Common Stock at an exercise price of $1.58 per share. The Board determined the estimated fair value of the Common Stock at the time of the grants to be $1.58 per share based on a number of factors, including the January 6, 2020 Valuation.

For the January 6, 2020 Valuation, the Company utilized the OPM to derive the implied equity value for the Company. For the OPM, the market approach, utilizing the backsolve method, was used to determine the implied total enterprise value of the Company by accounting for all share class rights and preferences. For purposes of the January 6, 2020 Valuation, the backsolve method reflected the Company’s sale and issuance of 2,848,486 shares of Series A convertible preferred stock in the first tranche of a Series A financing in January 2020, at a purchase price of $8.25 per share, for aggregate gross proceeds of $26.7 million, which included the conversion of all then outstanding Simple Agreements for Future Equity, as well as the probability of the closing of the second tranche of the Series A financing which was contingent upon the achievement of development milestone, which management believed was 60.0% probable at the January 6, 2021 Valuation date. In addition, an option-based approach based on the Finnerty Model, was

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

performed in an effort to estimate the appropriate discount for lack of marketability (“DLOM”) for the Common Stock. A DLOM of 36.0% was used for the January 6, 2020 Valuation. The January 6, 2020 Valuation estimated the fair value of the Common Stock to be $1.58 per share.

For the period from the date of the January 6, 2020 Valuation to December 22, 2020, the Board determined there were no internal or external developments since the date of the January 6, 2020 Valuation that warranted a change in the estimated fair value of the Common Stock, other than the Company’s Series A convertible preferred stock financing that was already reflected in the January 6, 2020 Valuation. As a result, the Board determined the estimated fair value of the Common Stock for the stock options granted between January 27, 2020 and December 22, 2020 to be $1.58 per share.

February 12, 2021 Valuation and February 17, 2021 Stock Option Grants

On February 17, 2021, the Company granted stock options to purchase a total of 2,364 shares of Common Stock at an exercise price of $2.57 per share. The Board determined the estimated fair value of the Common Stock at the time of the grant to be $2.57 per share based on a number of factors, including the February 12, 2021 Valuation.

For the February 12, 2021 Valuation, the Company utilized the OPM to derive the implied equity value for the Company. For the OPM, the market approach, utilizing the backsolve method, was used to determine the implied total enterprise value of the Company by accounting for all share class rights and preferences. For purposes of the February 12, 2021 Valuation, the backsolve method reflected the Company’s closing of the first tranche of its Series A convertible preferred stock financing in January 2020, as well as the probability of the closing of the second tranche of the Series A financing, which management believed was now 90.0% probable at the February 12, 2021 Valuation date. In addition, an option-based approach based on the Finnerty Model, was performed in an effort to estimate the appropriate DLOM for the Common Stock. A DLOM of 32.0% was used for the February 12, 2021 Valuation. The February 12, 2021 Valuation estimated the fair value of the Common Stock to be $2.57 per share.

March 5, 2021 Valuation and March 10, 2021 Stock Option Grants

On March 10, 2021, the Company granted stock options to purchase a total of 669,137 shares of Common Stock at an exercise price of $5.83 per share. The Board determined the estimated fair value of the Common Stock at the time of the grant to be $5.83 per share based on a number of factors, including the March 5, 2021 Valuation.

For the March 5, 2021 Valuation, the Company utilized the OPM to derive the implied equity value for the Company. For the OPM, the market approach, utilizing the backsolve method, was used to determine the implied total enterprise value of the Company by accounting for all share class rights and preferences. For purposes of the March 5, 2021 Valuation, the backsolve method reflected the Company’s closing of the second tranche of its Series A convertible preferred stock financing, which closed on February 26, 2021, and the Company’s closing of its $106.3 million Series B convertible preferred stock financing which included new investors, as of the

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

valuation date, at a purchase price of $27.43 per share. The increase in equity value was attributable to continued scientific progress by the Company as reflected in the increased value of the Series B convertible preferred stock financing when compared to the Series A convertible preferred stock financing. In addition, an option-based approach based on the Finnerty Model, was performed in an effort to estimate the appropriate DLOM for the Common Stock. A DLOM of 29% was used for the March 5, 2021 Valuation. The March 5, 2021 Valuation estimated the fair value of the Common Stock to be $5.83 per share.

May 28, 2021 Valuation and June 2, 2021 Stock Option Grants

On June 2, 2021, the Company granted stock options to purchase a total of 58,795 shares of Common Stock at an exercise price of $19.86 per share. The Board determined the estimated fair value of the Common Stock at the time of the grant to be $19.86 per share based on a number of factors, including the May 28, 2021 Valuation.

For the May 28, 2021 Valuation, the Company estimated the fair value of the Common Stock by using the Hybrid Method, with the OPM (Alternative Exit scenario) being weighted at 50.0%, the PWERM (Near-Term IPO scenario) being weighted at 25.0% and the PWERM (Delayed IPO scenario) being weighted at 25.0%.

For the OPM, the market approach, utilizing the backsolve method, was used to determine the implied total enterprise value of the Company by accounting for all share class rights and preferences, based on the March 2021 Series B convertible preferred stock financing.

For the PWERM, an IPO was assumed to occur in August 2021, in the case of the Near-Term IPO scenario, and March 2022, in the case of the Delayed IPO scenario. The Company believes that the potential liquidity event scenario used in the PWERM analysis was an appropriate methodology in light of the Company’s stage of development, and in particular, the status of its research and development efforts and financial position, external market conditions affecting the biopharmaceutical industry, the volatility in the capital markets, especially with respect to IPOs, and the relative likelihood of achieving an IPO in light of prevailing market conditions. The Company deemed it appropriate to include a 50% weighting for the PWERM methodology (25% on the Near-Term IPO scenario and 25% on the Delayed IPO scenario) because, at the time of the valuation, the Company had filed its initial Draft Registration Statement and had been communicating with potential underwriters and advisors as to the potential for an IPO, which gave the Company some visibility into the probability and timing of potential future outcomes but, was awaiting critical scientific data to determine if the public markets would be accessible to the Company in the near term. However, unexpected systemic events like the biopharmaceutical IPO market cooling, poor trading performance of recent comparable IPOs, a decline in the valuations of comparable companies, fatigue from institutional investors, geopolitical risks, the COVID-19 pandemic, or other Company specific events, at the Company or other companies in the field, or other development setbacks could materially impact the viability and timing of the Company’s IPO or the Company’s aspirations to continue pursuing one. The OPM (Alternative Exit scenario) was captured in the OPM methodology with a weighting of 50%.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

In addition, an option-based approach based on the Finnerty Model, was performed in an effort to estimate the appropriate DLOM for the Common Stock. For purposes of the May 28, 2021 Valuation, the DLOM was concluded to be 32% for the OPM (Alternative Exit scenario), 9% for the PWERM (Near-Term IPO scenario) and 15% for the PWERM (Delayed IPO scenario). The May 28, 2021 Valuation estimated the fair value of the Common Stock to be $19.86 per share. The estimated fair value of the Common Stock in the PWERM Near Term IPO and Delayed scenarios was $39.59 and $33.23 per share, respectively, prior to applying weighting and DLOM.

June 18, 2021 Valuation and June 24, 2021 Stock Option Grants

On June 24, 2021, the Company granted stock options to purchase a total of 73,951 shares of Common Stock at an exercise price of $27.91 per share. The Board determined the estimated fair value of the Common Stock at the time of the grant to be $27.91 per share based on a number of factors, including the June 18, 2021 Valuation.

For the June 18, 2021 Valuation, the Company estimated the fair value of the Common Stock by using the Hybrid Method, with the OPM (Alternative Exit scenario) being weighted at 30.0%, the PWERM (Near-Term IPO scenario) being weighted at 50.0% and the PWERM (Delayed IPO scenario) being weighted at 20.0%.

For the OPM, the market approach, utilizing the backsolve method, was used to determine the implied total enterprise value of the Company by accounting for all share class rights and preferences, based on the March 2021 Series B convertible preferred stock financing.

For the PWERM methodology, an IPO scenario was again assumed to occur in [***], in the case of the Near-Term IPO scenario, and March 2022, in the case of the Delayed IPO scenario. The Company deemed it appropriate to include a 70% weighting for the PWERM methodology (50% on the Near-Term IPO scenario and 20% on the Delayed IPO scenario) because, at the time of the valuation, the Company had met a critical development milestone that was needed to pursue the public markets and had been communicating with potential underwriters and advisors as to the potential for an IPO, which gave the Company some visibility into the probability and timing of potential future outcomes. However, these events and feedback does not necessarily mean that the Company would be successful in completing an IPO. Unexpected systemic events like the biopharmaceutical IPO market cooling, poor trading performance of recent comparable IPOs, a decline in the valuations of comparable companies, fatigue from institutional investors, geopolitical risks, the COVID-19 pandemic, or other Company specific events, at the Company or other companies in the field, or other development setbacks could materially impact the viability and timing of the Company’s IPO or the Company’s aspirations to continue pursuing one. The OPM (Alternative Exit scenario) was captured in the OPM methodology with a weighting of 30%.

In addition, an option-based approach based on the Finnerty Model, was performed in an effort to estimate the appropriate DLOM for the Common Stock. For purposes of the June 18, 2021 Valuation, the DLOM was concluded to be 32% for the OPM (Alternative Exit scenario), 6% for the PWERM (Near-Term IPO scenario) and 14% for the PWERM (Delayed IPO scenario).

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

The June 18, 2021 Valuation estimated the fair value of the Common Stock to be $27.91 per share. The estimated fair value of the Common Stock in the PWERM Near-Term IPO and Delayed scenarios was $[***] and $[***] per share, respectively, prior to applying a probability weighting and DLOM.

Explanation of Difference Between the Estimated Fair Value of Common Stock and the Preliminary Price Range

The Company believes that the following key factors, among others, each contributed individually to the increases in estimated fair values over the period from January 6, 2020 to June 18, 2021, and the collective effect of the following key factors resulted in the ultimate value reflected by the Preliminary Price Range:

•	The closing of the Company’s first tranche of its Series A convertible preferred stock financing on January 6, 2020.

•	The hiring of a Chief Science Officer effective January 16, 2020.

•	The hiring of a Chief Medical Officer effective November 11, 2020.

•	The hiring of a Chief Development Officer effective December 22, 2020.

•	The creation of the role of Chief Technology Officer effective January 1, 2021.

•	The closing of the Company’s second tranche of its Series A convertible stock financing on February 26, 2021.

•	The closing of the Company’s Series B convertible stock financing on March 5, 2021.

•	The hiring of a Chief Financial Officer effective April 16, 2021.

•	The Company held its organization meeting for its planned IPO on April 29, 2021.

•	The Company filed the draft Registration Statement with the Commission on May 28, 2021.

•	The Company declared its lead product candidate, TYRA-300 on June 15, 2021.

•

The Company made additional progress in its planned IPO, including holding testing the waters meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Act”).

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

•

The holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of Common Stock, including the right to receive liquidation payments in preference to holders of Common Stock. The Preliminary Price Range described assumes the conversion, on a share-for-share basis, of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation of the Common Stock.

•

The Preliminary Price Range represents a future price for the Common Stock that, if issued in the Company’s planned IPO, would be immediately freely tradable in a public market, whereas the estimated fair values of the Common Stock in the last year represent an estimate of the fair value of the shares of Common Stock that were then illiquid, might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

•

Recent market conditions used in the determination of the Preliminary Price Range after discussions with the lead underwriters, based on the current market environment and the supply and demand for such investment opportunities in the marketplace, conditions that today are particularly dynamic and fluid.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public capital markets and provide enhanced operational flexibility, increasing the value of the Common Stock compared to that of a private company.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the estimated fair values of Common Stock as determined by the Board since January 6, 2020 are consistent with the Company’s and the lead underwriters estimates of the Preliminary Price Range, and that the prior valuations are consistent with the increasing value of the Common Stock in connection with its progression towards an IPO.

Notably, the June 18, 2021 Valuation estimated a fair value of the Company’s common stock on that date to be $[***] per share in the Near-Term IPO scenario, prior to applying a probability weighting and DLOM, which Estimated Fair Value is consistent with the Preliminary Price Range.

Conclusion

In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Common Stock Valuations and Stock Option Grants,” which have been used as the basis for determining the stock-based compensation in connection with its stock option grants since January 27, 2020, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

The Company respectfully requests that the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Todd Harris, Ph.D.., President and Chief Executive Officer, Tyra Biosciences, Inc., 2656 State Street, Carlsbad, California 92008, telephone (619) 728-4760, before it permits any disclosure of the underlined and highlighted information contained in this request letter.

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (858) 523-3962. Thank you for your assistance.

Sincerely,

/s/ Matthew T. Bush

Matthew T. Bush of LATHAM & WATKINS LLP

cc:	Chris Edwards, Securities and Exchange Commission

Kristin Lochhead, Securities and Exchange Commission

Terence O’Brien, Securities and Exchange Commission

Todd Harris, Ph.D.., Tyra Biosciences, Inc.

Esther van den Boom , Tyra Biosciences, Inc.

Cheston J. Larson, Latham & Watkins LLP

Jeffrey T. Woodley, Latham & Watkins LLP

Frank Rahmani, Sidley Austin LLP

Asher Rubin, Sidley Austin LLP